UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65131/August 15, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14453

IN THE MATTER OF	:	
	:	
	:	
SFH II ACQUISITION CORP.,	:	
SFORZA ENTERPRISES, INC.,	:	ORDER MAKING FIND-
SILVER STAR CAPITAL HOLDINGS, INC.,	:	INGS AND REVOKING
SILVERZIPPER.COM, INC.,	:	REGISTRATIONS BY
SKY SCIENTIFIC, INC.,	:	DEFAULT AS TO SIX
SNAKE EYES GOLF CLUBS, INC.	:	RESPONDENTS
(F/K/A GOLF TECHNOLOGY HOLDING, INC.), and	:	
SOCCER CONCEPTS, INC.	:	

On July 5, 2011, the Securities and Exchange Commission (Commission) issued a Corrected Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents all had a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act, and had not filed required periodic reports. Respondents were served with the OIP on July 9, 2011.

Only one Respondent, Silver Star Capital Holdings, Inc. (Silver Star), filed an Answer. I reject Silver Star's position that the requirement to file periodic report ended when it merged into Monogram Energy, Inc. on October 5, 2009. Silver Star was required to file a Form 15, providing certification and notice of termination of registration under Section 12(g) of the Exchange Act. See 17 C.F.R. §§ 240.12g-4, .15d-6; Bruce J. Kingdon, Exchange Act Release No. 44193 (April 18, 2001), 74 SEC Docket 2110, 2111 n.1. The allegations in the OIP against Silver Star will remain open pending the outcome of its settlement discussions with the Division of Enforcement.

SFH II Acquisition Corp. (SFH Corp.), Sforza Enterprises, Inc. (Sforza), Silverzipper.Com Inc. (Silverzipper), Sky Scientific Inc. (Sky Scientific), Snake Eyes Golf Clubs, Inc. (f/k/a Golf Technology Holding, Inc.) (Snake Eyes), and Soccer Concepts, Inc. (Soccer Concepts), are in default because they have not filed Answers to the OIP, they did not appear at the telephonic prehearing conference on July 28, 2011, and they have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Based on these facts, I find the following allegations in the OIP are true.

Findings

SFH Corp., Central Index Key (CIK) No. 1398730, is a void Delaware corporation located in North Miami Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SFH Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $62,631 since the company's November 20, 2006, inception.

Sforza, CIK No. 1042988, is a dissolved Florida corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sforza is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001.

Silverzipper, CIK No. 866491, is a permanently revoked Nevada corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Silverzipper is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of over $4.6 million for the prior nine months.

Sky Scientific, CIK No. 845572, is a suspended California corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sky Scientific is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 1995, which reported a net loss of over $2.85 million for the prior nine months.

Snake Eyes, CIK No. 938605, is a void Delaware corporation located in Ponte Vedra Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Snake Eyes is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $2.28 million for the prior nine months. On September 8, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, and the case was terminated on November 22, 1999. As of July 1, 2011, the company's stock, symbol SNKEQ, was traded on the over-the-counter markets.

Soccer Concepts, CIK No. 1043387, is a dissolved Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Soccer Concepts is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on August 6, 1997, which reported a net loss of $7,188 from the company's October 21, 1980, inception to June 30, 1997.

Section 13(a) of the Exchange Act and the Exchange Act Rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Based on the facts and law set forth above, Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of SFH Corp., Sforza, Silverzipper, Sky Scientific, Snake Eyes, and Soccer Concepts, is both necessary and appropriate.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of SFH II Acquisition Corp., Sforza Enterprises, Inc., Silverzipper.com, Inc., Sky Scientific, Inc., Snake Eyes Golf Clubs, Inc. (f/k/a Golf Technology Holding, Inc.), and Soccer Concepts, Inc., is hereby REVOKED.

Brenda P. Murray
Chief Administrative Law Judge